United States securities and exchange commission logo





                            September 3, 2020

       Adam Stone
       Chief Executive Officer
       ARYA Sciences Acquisition Corp II
       51 Astor Place, 10th Floor
       New York, NY 10003

                                                        Re: ARYA Sciences
Acquisition Corp II
                                                            Registration
Statement on Form S-4
                                                            Filed August 7,
2020
                                                            File No. 333-242135

       Dear Mr. Stone:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed August 7, 2020

       Cover Page

   1. Please disclose the expected ownership percentages of ARYA and Cerevel shareholders.
   2. We note that you will be issuing 78,000,000 shares of common stock to the equity holders of Cerevel in
connection with the Business Combination. Please revise the cover page to provide the approximate
value of the merger consideration. Please also disclose that the market value of the
shares to be issued could vary significantly from the market value as of the date of the
proxy statement/prospectus.
 Adam Stone
FirstName LastNameAdam
ARYA Sciences   AcquisitionStone
                            Corp II
Comapany 3,
September NameARYA
             2020      Sciences Acquisition Corp II
September
Page 2    3, 2020 Page 2
FirstName LastName
Questions and Answers for Shareholders of ARYA
Q: What vote is required to approve each proposal at the extraordinary general meeting, page xxiv

3. With reference to the Transaction Support Agreement discussed on page 15, please revise to indicate: (i) the total number of shares that are subject to Transaction Support
         Agreement and (ii) the number of shares that are not subject to Transaction Support
         Agreement, including the number of shares that must be voted in favor of each proposal in order to earn approval.
Summary of the Proxy Statement/Prospectus, page 1

4. We note your use of "rationally designed" on page 2 and throughout the prospectus.
         Please revise your disclosure to explain what you mean by "rationally designed."
5. We note your use of "potential for efficacy tolerance" on page 2 and throughout the registration statement. Please revise your disclosure to explain what you mean by
         "potential for efficacy tolerance."
Business interruptions resulting from the COVID-19 outbreak or similar public health crises..., page 41

6. Please expand this risk factor to specifically describe the impact of the COVID-19 pandemic on your Parkinson's trials.
Redemption Rights, page 82

7. Please revise the disclosure here and on page xix, as applicable, to clarify whether shareholders may demand redemption at any time or whether this right is only in connection with the proposed Business Combination.
Voting Your Shares, page 82

8.       Please include a form of proxy card marked as    preliminary    in
your next amendment.
Background to the Business Combination, page 102

9. To the extent material, please identify the individuals who participated in the meetings and discussions described in this section. For instance please identify the representative of
         ARYA and Cerevel that participated in the discussions referenced in the third paragraph on page 103 and the ARYA board member, and the representative of Cerevel and the Bain
         Investor with whom Mr. Stone held discussions on June 11, 2020.
 Adam Stone
FirstName LastNameAdam
ARYA Sciences   AcquisitionStone
                            Corp II
Comapany 3,
September NameARYA
             2020      Sciences Acquisition Corp II
September
Page 3    3, 2020 Page 3
FirstName LastName
10. With reference to the third paragraph on page 103, please describe the analysis and evaluation that was conducted on the twenty companies between June 9, 2020 and June
         11, 2020 and describe in more detail how the twenty companies were identified and how representatives of ARYA were already familiar with the potential target based on experience unrelated to ARYA.
11. With reference to your disclosure on page 103, please discuss why you did not pursue transactions with the 20 potential business combination targets that you reviewed.
12.      Please revise page 103 concerning the    three potential business
combination targets    to
         disclose the extent of the negotiations with the two business combination targets that you ultimately did not pursue. To the extent that any preliminary proposals were submitted, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.
13. Please expand your disclosure to provide the basis for management's belief that Cerevel provided the most attractive potential business combination.
14. Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:
             the material terms for any proposals and subsequent proposals and counter offers;
             negotiation of the transaction documents and the parties involved; and
             at what point other strategic alternatives were eliminated from consideration.
15. With reference to your disclosure on page 105 and elsewhere, please revise to explain in greater detail the due diligence and evaluation materials provided by Cerevel to your management.
Summary of ARYA Financial Analysis, page 110

16. Please specify the financial information of Cerevel that was reviewed in the comparable company analysis.
17. Given the current development status of the target's operations, please revise to disclose why you selected six commercial stage companies for purposes of your financial analysis.
         Please also disclose whether any comparables were excluded from the analyses, and, if so, the reasons for making such exclusions.
U.S. Federal Income Tax Considerations, page 150

18. We note your disclosure that "[a]ssuming the Domestication so qualifies, U.S. Holders of public shares or public warrants generally should not recognize gain or loss for U.S.
         federal income tax purposes on the Domestication...." Please file a tax opinion as an
 Adam Stone
FirstName LastNameAdam
ARYA Sciences   AcquisitionStone
                            Corp II
Comapany 3,
September NameARYA
             2020      Sciences Acquisition Corp II
September
Page 4    3, 2020 Page 4
FirstName LastName
         exhibit to the filing or provide us your analysis why the tax consequences are not material to an investor and therefore no tax opinion is required to be filed. Refer to Item 601(b)(8)
         of Regulation S-K and Section III.A.2 of Staff Legal Bulletin 19. Information About Cerevel, page 192

19. Please disclose the nature of your material intellectual property and the duration of any patents, trademarks, licenses, franchises and concessions held by the company or tell us why this disclosure is not required.
20. Please provide a description of the FDA approval process and the nature of regulatory oversight related to Cerevel's product candidates.
Our Solution     CVL-231, page 201

21. We note your statement that CVL-231 could become the first choice in front-line treatment of newly diagnosed schizophrenia patients. This may suggest that your product candidate is effective, likely to be approved and favorable as compared to competitive products and product candidates. Given the status of development, it is premature for you to make such implications at this time. Accordingly, please revise to remove any disclosure in your registration statement regarding your therapeutics as being potentially a first choice in front-line treatment.
Cerevel's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Comparison of the period from Inception to December 31, 2018, and the year ended December
31, 2019
Research and Development, page 263

22. Please revise your disclosure here and on page 266 to provide a breakout of your periodic research and development expenses for direct costs related to your clinical programs by major development program or product candidate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Adam Stone
ARYA Sciences Acquisition Corp II
September 3, 2020
Page 5

       You may contact Rolf Sundwall at 202-551-3105 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christopher Edwards at 202-551-6761 with any other questions.



                                                        Sincerely,
FirstName LastNameAdam Stone
                                                        Division of Corporation
Finance
Comapany NameARYA Sciences Acquisition Corp II
                                                        Office of Life Sciences
September 3, 2020 Page 5
cc:       Peter Seligson, Esq.
FirstName LastName